Filed pursuant to Rule 433
Registration No. 333-142347
May 14, 2008
Canadian Pacific Railway Company

Final Term Sheet

Issuer:	Canadian Pacific Railway Company

Trade Date:	May 14, 2008

Settlement Date:	May 20, 2008

	Notes Due 2013	Notes Due 2018

Principal Amount:	$400,000,000	$300,000,000

Coupon:	5.75%	6.50%

Maturity Date:	May 15, 2013	May 15, 2018

Public Offering Price:	99.625%	99.588%

Benchmark:	UST 3.125% due April 30, 2013	UST 3.875% due May 15, 2018

Benchmark Yield:	3.238%	3.957%

Spread:	+260 bps	+260 bps

Yield to Maturity:	5.838%	6.557%

Optional Redemption:	Make whole call UST +40 bps	Make whole call UST +40 bps

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2008	May 15 and November 15, beginning November 15, 2008

CUSIP:	13645R AG9	13645R AH7

ISIN:	US13645RAG92	US13645RAH75

Joint Bookrunning Managers:	Morgan Stanley & Co. Incorporated RBC Capital Markets Corporation

Co-Managers:	Banc of America Securities LLC
	CIBC World Markets Corp.
	J.P. Morgan Securities Inc.
	Scotia Capital (USA) Inc.
	TD Securities (USA) LLC
************************
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Morgan Stanley & Co. Incorporated at 1-866-718-1649 or RBC Capital Markets Corporation at 1-866-375-6829.